Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

June 23, 2011

Dear Mr. Skinner

We received your comment letter dated June 13, 2011 regarding our Form 40-F filed February 24, 2011 for the year ended December 31, 2010. Our response to those comments is as follows:

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2010 filed February 24, 2011

Proven and Probable Reserves, page 9

1.

We note your proven reserves as reported in this section are greater than your measured resources, which is incompatible with National Instrument 43-101 (NI 43-101). With the passage of NI 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all your mineral reserves and/or resource estimates that are disclosed under this provision must meet the standards of National Instrument 43-101. Please modify your filing to present resource estimates that are consistent with your reserve estimates.

We believe the summary disclosure in our Form 40-F for the fiscal year ending December 31, 2010 complies with NI 43-101. Our disclosure of mineral resources and reserves in our Form 40-F for the fiscal year ended December 31, 2010 is summarized from the independently prepared NI 43-101 technical report dated March 25, 2008 entitled “Technical Report on the Mineable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico” (the “Gustavson report”) which has been filed on SEDAR and submitted to the SEC on Form 6-K. There is detailed discussion in the Gustavson report regarding the assumptions used in the estimation of both the resource and the proven and probable reserves for the Dolores deposit and the Gustavson report is incorporated by reference on page 6 of our Annual Information Form on Form 40-F for the fiscal year ended December 31, 2010 in accordance with section 5.4, instruction (ii) of Form 51-102F2, Annual Information Form, of National Instrument 51-102, Continuous Disclosure Obligations.

The Gustavson report includes disclosure of measured and indicated resources (individually and in aggregate) at multiple cutoff grades. However, the summary disclosure on page 9 of our Annual Information Form on Form 40-F for the fiscal year ending December 31, 2010 includes disclosure of resources at only one cutoff grade, disclosed in the notes to the table as 0.4 gold equivalent grams per tonne. This cutoff grade has been used since the resource was first reported by news release on June 12, 2007 as it best reflected the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable long-term metal prices appropriate for the Dolores deposit at that time.

The proven and probable reserve disclosed in both the Gustavson report and on page 9 our Annual Information Form on Form 40-F for the fiscal year ending December 31, 2010 differs from the reported measured and indicated resource as the reserves are estimated using a dollar value cutoff (with the gold equivalent cutoff varying depending on the quantities of gold and silver and material type) and incorporate mining dilution. Additional tonnes are considered economic in the Gustavson report because of the additional available cost and recovery data, changes in metal prices and the effect of dilution.

2.

We note that your website, http://www.minefinders.com/ appears to contain more current information regarding the Dolores property mineral reserves and/or resources than that which is presented in your filing. Explain to us how you considered the apparent availability of this more current information in preparing the information included in your filing.

Our Form 40-F for the fiscal year ended December 31, 2010 contains information, as applicable, current to February 24, 2011. Subsequent to the preparation and filing of our Form 40-F, the Company reported updated reserves and resources for the Dolores Mine by news release on May 4, 2011 which was filed on SEDAR and with the SEC on Form 6-K. The website was updated to include the more current information regarding the Dolores reserves and resources at that time.

3.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the cutoff grade used to evaluate your reserve/resource estimates. If you use a gold equivalent grade, please disclose this fact prominently with your resource/reserve tables and include the appropriate commodity prices, operating costs and recovery parameters.

Detailed information regarding cutoff grades used in the evaluation of our reserve and resource estimates as well as commodity prices, operating costs and recovery parameters is included in the Gustavson report. Accordingly, as the Gustavson report is incorporated by reference in our AIF on Form 40-F, we believe our Form 40-F for fiscal year ending December 31, 2010 contains appropriate disclosure regarding cutoff grades used to evaluate our reserve and resource estimates. In addition, the summary disclosure on page 9 of our Annual Information Form on Form 40-F for the fiscal year ending December 31, 2010 includes disclosure of the resource cutoff grade in the notes to the table as 0.4 gold equivalent grams per tonne. In future filings, we will include more prominent and detailed disclosure with respect to cutoff grades and dollar value cutoff in the body of our Annual Information Form on Form 40-F, notwithstanding the incorporation by reference of any related technical reports.

4.	Please provide supplementally, your production information regarding your Dolores property. This information would include your quarterly pre-production in 2008, 2009, and 2010 for the following:

Mining: Ore tonnes/grade
Stockpile tonnes/grade
Waste tonnes

Processing: Ore crushed tonnes/grade
Leach placement tonnes/grade
Surface area under leach Barren/Pregnant Solution - Flow/Grade
Gold/Silver Recovered
Gold/Silver Sold

Please refer to our 2009 and 2010 quarterly and annual Management’s Discussion and Analysis. In these documents you will find detailed production information for 2009 and 2010 including:

Ore tonnes mined
Waste tonnes mined

Total tonnes mined
Strip ratio (waste to ore)
Ore tonnes stockpiled (removed from stockpile)

Ore tonnes stacked on the pad
Average gold grade per tonne stacked
Average silver grade per tonne stacked
Gold ounces produced
Silver ounces produced
Gold ounces sold
Silver ounces sold

While the Management’s Discussion and Analysis for the fiscal year ended December 31, 2008 does include some summary production information for 2008, detailed production information for 2008 has been largely excluded from public filings in applicable years as the Company had not commenced material production of gold and silver in 2008.

5.

We also note your statement that the Dolores mineral reserves have not been updated for production since the initial mining operations began in 2008. Please disclose reserve estimates updated through your most recent fiscal year end. Note that any disclosures implying that you replenished your resources/reserves through exploration which you are not able to demonstrate with an engineering study should be removed.

At the time of preparation and filing of our Form 40-F for the fiscal year ending December 31, 2010, the Dolores mineral reserves had not been updated for production since the initial mining operations began in 2008. Subsequent to the preparation and filing of our Form 40-F, the Company reported updated reserves and resources for the Dolores Mine, current to December 31, 2010 (our most recent fiscal year end) by news release on May 4, 2011 which was filed on SEDAR and with the SEC on Form 6-K.

6.

Please clarify whether your financial statements reflect amortization of costs associated with your mining property and equipment for each period or if you suspended recognition for any period because you had not obtained a verified reserve estimate. To the extent that costs were amortized, submit your amortization calculations covering each period and an explanation of the methodology applied.

Our December 31, 2010 financial statements reflect amortization of costs associated with our mining property and equipment, as applicable, for each period presented. We have not suspended recognition of amortization for any period. Note 3(h) to the December 31, 2010 financial statements indicates that mineral property acquisition and development costs and leach pads are amortized using the unit-of production method based on estimated proven and probable recoverable reserves when commercial production begins. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives. This policy and the method of calculation of amortization is consistent for all periods presented.

For assets amortized on a straight-line basis over their useful lives, the calculation of amortization is as follows:

(Cost Base) / (Useful Life) = Amortization Expense

For assets amortized using the unit-of-production method, the calculation of amortization is as follows:

(Depletable Base) / (Open Proven and Probable Recoverable Gold Equivalent Ounces) X (Recoverable Gold Equivalent Ounces Stacked) = Amortization Expense

Where:

  Depletable Base is the cost base less amortization to date.

  Open Proven and Probable Recoverable Gold Equivalent Ounces is equal to the expected remaining life of mine gold and silver production converted to gold equivalent ounces at the 12 month trailing silver to gold ratio.

  Recoverable Gold Equivalent Ounces Stacked is the recoverable gold and silver ounces stacked to the leach pad during the relevant period converted to gold equivalent ounces at the 12 month trailing silver to gold ratio.

The Amortization Expense calculated using the straight-line and units-of-production methods is then recorded to inventory, capital assets and the income statement as appropriate.

7.

We note you are subject to occupational safety requirements at your operating facilities. In an appropriate section of your filing, please include a discussion of your safety programs and your performance referencing capital expenditures, safety programs, and statistical measures your organization utilizes to monitor your performance. It would be helpful to include safety statistics, such as a total injury frequency rate, lost-time injury frequency rate, and a fatal injury frequency rate, if these metrics are available. Please disclose appropriate safety statistics for your various operations for the last three years.

While the Company does have safety programs and protocols in place at its mining operation and collects data on and regularly monitors a number of statistical measures with respect to safety, this information has not typically been disclosed in detail by the Company. We are amenable to including a discussion of our safety programs and some accompanying data in future filings and would appreciate it if you could provide a reference to the applicable guidance on disclosure requirements with respect to safety programs and performance of such.

In connection with our responses above, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA
Chief Financial Officer
Minefinders Corporation Ltd.